SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2012

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Report on Indictment of a Director

1. Subject	• Indictment by Seoul Central Prosecutors’ Office of a director of SK Telecom Co., Ltd. (the “Company”) on charges of embezzlement and criminal breach of fiduciary duty

2. Amount Involved

•     Amount involved: Won 46,850,000,000

•     Paid-in capital of the Company: Won 11,454,417,095,000 (as of December 31, 2010)

•     Ratio to paid-in-capital: 0.41%

•     Conglomerate under the Korean Antitrust and Fair Trade Act: Yes

3. Subsequent Plan

•     Although Seoul Central Prosecutors’ Office has indicted the director, the charges and the amount involved have not been determined.

•     The director plans to respond through trial and other relevant procedures.

4. Date of Occurrence	January 5, 2012

5. Date of Confirmation	January 9, 2012 (the date on which the indictment was received and confirmed)

6. Other Noteworthy Matters

•     There has been a rumor that the Company has incurred loss regarding the Company’s investment in funds from the alleged embezzlement and criminal breach of fiduciary duty. However, the Company has not incurred any confirmed loss.

•     This matter has been under the prosecutors’ investigation at the time the Korea Exchange requested the Company to disclose relevant information. The Company has invested in outside funds in compliance with lawful procedures.

•     The truth of the alleged charges will be determined by the court’s adjudication.

•     With regard to “2. Amount Involved,” the amount involved is the amount that is relevant to the Company according to the indictment of Seoul Central Prosecutors’ Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: January 13, 2012

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